UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

PHOENIX CAPITAL GROUP HOLDINGS, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5601 S Broadway, Suite 240

Littleton, CO 80121

(Full mailing address of principal executive offices)

(303) 749-0074

 (Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Phoenix Capital Group Holdings, LLC, a Delaware limited liability company. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Phoenix Capital Group Holdings, LLC (“Phoenix”) was formed in the state of Delaware on April 23, 2019. The Company conducts operations from three physical offices located in Irvine, CA, Denver, CO, and Casper, WY. Phoenix developed and continues to improve a software platform to identify, analyze, underwrite, and formally transact in the purchasing of mineral royalty and leasehold assets. Mineral royalties are contractual obligations at defined royalty rates between an operator that acts as a payor, and a mineral owner. Upon completion of an acquisition, Phoenix becomes the beneficiary of this contract royalty payment, as the mineral owner of record. Leasehold assets give the Company the ability to participate in the drilling and completion operations alongside the operator.

With respect to the technology platform, the software is used solely for the internal benefit of Phoenix and is not currently licensed to any 3rd party. The analytics driven, automated system incorporates data sets from multiple 3rd party sources through custom APIs that call in refreshed data every 24 hours. Within the system, various dashboards can be accessed to analyze and review granular data sets at the asset level. Internal underwriting criteria generate offers to purchase assets furnished to the Phoenix sales and marketing team based on a discounted cash flow model driven by conservative estimates and inputs as a function of the data analysis and management inputs and assumptions. Since inception, Phoenix has acquired over 1,286 different mineral assets of which roughly 1,020 remain owned by the Phoenix as of the time of this writing. Assets that were disposed of were conveyed principally to private equity firms who operate in the vibrant, liquid secondary market. As of the date of this filing, the Company database has nearly 150,000 individual records in the current markets of interest which are comprised of the key basins in North Dakota, Montana, Wyoming, Colorado, and Texas. The software can incorporate data sets from any basin within the United States; however, the addressable market in the focus regions alone is more than sufficient to create significant scale. However, management does anticipate expanding beyond these regions over time.   Phoenix is a private, family and employee-owned company.

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COVID-19. During the pandemic of 2020, Phoenix implemented an employee safety plan and allowed all employees to work remotely to ensure team member health and safety. No material detriment to operations was experienced though the utilization of the remote operating infrastructure. As of the date of the offering circular, all Phoenix office facilities are back to in-person operations. During the pandemic of 2020, the oil and gas market experienced exacerbated commodity volatility. This fluid environment presented unique opportunities for Phoenix to acquire assets at deeply discounted prices and the Company reported record net income in its 2nd and 3rd years of operations. While long term depressed oil prices would have a detrimental impact on operating results, short term volatility can be mitigated through opportunistic acquisitions and flexible fixed overhead.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on November 19, 2021, which was qualified by the SEC on December 23, 2021. Pursuant to the Offering Statement, we are offering a maximum of $75,000,000 in the aggregate of the Company's 9.0% unsecured bonds, or the Bonds. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $74,250,000, if we sell the maximum offering amount. Proceeds from the sale of the Bonds will be used for the purchase of mineral rights and non-operated working interests, as well as additional asset acquisitions. As of the date of this filing, we issued 14,309 Bonds for gross proceeds to the Company of $14,309,000. We intend to continue to sell the Bonds through December 23, 2024, or the date upon which our manager determines to terminate the offering, in its sole discretion.

In 2022, we began two offerings of unsecured bonds pursuant to Rule 506(c) of Regulation D. On May 23, 2022, we began offering a maximum of $150,000,000 in 11% unsecured bonds. As of the date of this filing, we issued one-hundred and fifty 11% unsecured bonds for gross proceeds to the Company of $150,000. We anticipate that net proceeds will be approximately $148,000,000, if we sell the maximum offering amount. We will continue selling these bonds through May 23, 2024, unless earlier terminated in our manager’s sole discretion. We began a second offering of short-term 8% to 9% unsecured bonds, with maturity dates of nine months from the date of issuance, on July 8, 2022 and completed our offering on September 8, 2022 with aggregate gross proceeds of $25,000,000 to the Company.

Operating Results – For the six-month periods ended June 30, 2022 and 2021

Phoenix closed its $28 million investment facility on October 28, 2021 with Cortland Credit Lending Corporation. In addition, Phoenix formally launched its Tier 2, Regulation A+ and Regulation D offerings in early 2022 to warm reception. These offerings have raised over $14 million in funds as of June 30, 2022 with the trend line of investments in these offerings accelerating. The addition of this capital into the Company’s buy-and-hold strategy coupled with higher commodity pricing seen across the globe have yielded higher revenues than seen in the same period in 2021.

Revenue

Royalty revenues significantly increased in the same period in 2022 in comparison to 2021, as was expected by the increase in capital investment in the Company and the price increase across the global commodity markets ($25,291,144 and $5,336,850, respectively). Approximately 16% of this revenue increase is attributed to commodity price increases. The remainder of the revenue increase is driven by new acquisitions. Management is confident revenues will grow at a similar pace over the next several years as additional capital is being raised and the Company continues to generate compounding revenue streams.

Operating Expenses

The Company recorded operating expenses of $16,679,608 in the six-month period ended June 30, 2022, in comparison to $4,158,024 in the same period in 2021. The increases in period over period operating expenses were driven by increased personnel expense, general increased overhead expenses, increased sales and marketing expenditures, and associated professional fees and expenses. The operating expenses of the company will continually grow in relation to assets in the portfolio due to the relational manner of mineral rights royalties to depletion and various oil and gas taxes and expenses (owner deductions, severance taxes, and ad valorem taxes).

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Net Income

The Company recorded a net income of $2,709,408 in the six-month period ending June 30, 2022 and $1,079,496 for the six-month period ending June 30, 2021. The Company expects to continue to expand its revenues at a greater pace than its operating expenses and expects to continue to grow the net income line item. The Company has had an outsized expense line in its early years related to start-up expenses and ramping of the business model. The majority of these ramping expenses are now behind the Company and can leverage the processes and systems it has created to continue to increase revenues and margins. Phoenix’s primary revenue is tied to global oil and gas commodity pricing, and as such, future margin and revenue growth is partially contingent on commodity prices that are outside of the Company’s control.

EBITDA

The Company significantly increased the EBITDA generated for the six-month period ending June 30, 2022 ($14,039,862) in comparison to the same period from 2021 ($2,918,368). The increased EBITDA is attributable to the increased capital available to the Company to invest in attractive oil and gas projects, along with an increased commodity pricing around the globe. The Company expects EBITDA to continue to grow, period-over-period.

EBITDA is a non-GAAP supplemental financial measure used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis. EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

Liquidity and Capital Resources

As of December 31, 2021, the Company had cash and receivables of $1,652,018 and undrawn lending capacity of $1,150,000. As of June 30, 2022, the Company had cash and receivables of $8,657,789 and no undrawn lending capacity. The Company currently has a credit facility with Cortland Credit Lending Corporation including a term loan of $5,000,000 and a revolving line of credit with a revolver commitment of $23,000,000. See “General Information About Our Company – Current Indebtedness” for more information. The Company engages in private placement offerings of securities, including unsecured debt. As of June 30, 2022, the notes payable balance was $36,138,751. Phoenix intends to continue to rely on its cash from operations and ability to incur additional indebtedness for its short- and long-term liquidity.

Trend Information

 The Company has significantly ramped up its leasehold purchasing throughout the first half of 2022, which gives the Company the ability to participate in the drilling and completion of new wells. With commodity prices well above their historical averages, this represents attractive near-term opportunities to significantly increase revenues and profits. The Company believes the oil and gas industry is underfunded and believes global demand will continue to outstrip new supply for the foreseeable future, supporting higher than average commodity prices and the company’s ramp of leasehold purchases.

GENERAL INFORMATION ABOUT OUR COMPANY

Our Company

The Company was formed on April 23, 2019 to purchase mineral rights and non-operated working interests in the United States, primarily in the Williston Basin, the Permian Basin, the Powder River, and the DJ Basin, using the Company’s proprietary software system to identify unique opportunities. Although the Company has targeted specific regions, we are agnostic to geography and look to focus exclusively on the best “bang for the buck” when determining which assets to buy. The more area the Company can cover, the more we can ensure we are achieving the optimal return for invested capital. The Company focuses on assets that present high near-term predictable cashflow. This analysis includes the geography of the asset, the probability of future oil wells and predictability of both the timing and value of the cashflow. Using the proprietary software that the Company has developed internally, the Company is typically able to achieve an average payback period of 6-24 months on assets it buys. Additionally, the Company employs a tax-efficient strategy of offsetting royalty income through use of intangible drilling costs (non-operated working interests).

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We have developed a highly customized and proprietary software platform that has customized inputs that pull in detailed land and title data, well level data including operator, production metrics, well status, date of all activities well specific activities, and historical reporting. Separately, a discounted cash flow model, using management inputs for discount rate and the price of oil, are used in an underwriting function to price assets. Various application programming interfaces (“APIs”) pull data from 3rd party databases and aggregate them into a dashboard with various levels of permission for our team. These APIs call-in refreshed data each night at midnight, so the dynamic nature of the system creates efficiency on a day-to-day basis. In function, this tool provides our sales and marketing team with a summary version of assets to prospect for acquisition. These assets are graded internally based on management’s desired target criteria for high probability of high near-term cash flows. A daily acquisition price is furnished to the sales team so that the sales team is informed as to the maximum price that we are willing to offer in any prospective transaction. Interested prospects then go through an automated document request using the Salesforce workflow, which distributes the opportunities to our operations team for the preparation of an offering and sale package. The offering and sale package is then delivered to the prospective seller. Using the CRM features, the sales team is able to record all notes in real time and each opportunity can be tracked from its original data upload through the lifecycle of the sales process.

While the data inputs are largely based on public information, considerable customization and coding has been done specific to what we desire from the tool. This aggregate, niche, scalable software platform is specific to us and there is no known competitive product. As such, the software creates considerable intrinsic value to operational efficiencies, however, also has de-facto value should it ever be licensed or sold. We currently have no intention of licensing or selling the software. The Company does not own any copyright, patent rights or any other intellectual property rights regarding its customized software platform; however, the Company believes the investment of significant monetary and intellectual resources have created a proprietary software platform that would be difficult to replicate. Organizationally, the Company is broken into five departments made up of land and title, operations, technology, sales and marketing, and finance. Each business unit collaborates both internally and with the other departments to create both autonomy and a team environment. The Company maintains a combined domestic headcount of 60 employees and contractors and has a satellite contract facility in Pakistan with a headcount of 25.

Our Properties

Wells

The following table sets forth information about the wells in which we have a mineral or royalty interest as of June 30, 2022:

Basin or Producing Region	Well Count
Bakken/Williston Basin	1,875
DJ Basin/Rockies/Niobrara	164
Permian Basin	87
Total	2,126

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Oil and Natural Gas Data

Evaluation and Review of Estimated Proved Reserves

Our historical reserve estimates as of June 30, 2022 were prepared by Curtis Allen, our Chief Financial Officer. Kris Woods, our Chief Technology Officer, along with input from Curtis Allen, worked closely with petroleum engineers and reserve engineers to create and tune the internal software to estimate the reserves of our holdings. This software is the basis of both the Company’s preliminary underwriting criteria and the basis of the reserves estimates. Following the completion of our Regulation A+ offering, we anticipate that Mr. Allen will continue to be primarily responsible for the preparation of our reserves. In addition, we anticipate that the preparation of our proved reserve estimates are completed in accordance with internal control procedures, including the following:

•	review and verification of historical production data, which data is based on actual production as reported by the operators of our properties;
•	preparation of reserve estimates by Mr. Allen or under his direct supervision;
•	review by Mr. Allen of all of our reported proved reserves at the close of calendar year, including the review of all significant reserve changes and all new proved undeveloped reserves additions;
•	verification of property ownership by our land department; and
•	no employee's compensation is tied to the amount of reserves booked.

Under SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a "high degree of confidence that the quantities will be recovered." All of our proved reserves as of June 30, 2022 were estimated using a deterministic method. The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. The proved reserves for our properties were estimated by performance methods, analogy or a combination of both methods. All proved producing reserves attributable to producing wells were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis, which utilized extrapolations of available historical production and pressure data. All proved developed non-producing reserves were estimated by the analogy method.   Summary of Estimated Proved Reserves

The following table presents our estimated proved oil and natural gas reserves as of June 30, 2022:

Estimated proved developed reserves	June 30, 2022
Oil (Bbl)	3,362,209
Natural Gas (Mcf)	8,640,129
Total (Boe)(6:1)2	4,802,231
Estimated proved undeveloped reserves
Natural Gas (Mcf)	-
Total (Boe)(6:1)2	-
Estimated proved reserves
Oil (Bbl)	3,362,209
Natural Gas (Mcf)	8,640,129
Total (Boe)(6:1)2	4,802,231
Percent proved developed	100%

(1) Estimates of reserves as of June 30, 2022 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the period ended June 30, 2022, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2) Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of "oil equivalent." This conversion is based on energy equivalence and not price or value equivalence.

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The foregoing reserves are all located within the continental United States. Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing, and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices, and future production rates and costs.

Estimated Proved Undeveloped Reserves. The Company does not estimate the quantity or perceived cashflow of proved undeveloped reserves for financial reporting purposes. The Company does not have the ability to accurately estimate when or if undeveloped reserves under its holdings will be extracted and instead takes the conservative approach of only estimating the reserves that are either currently producing or have a clear line of sight to being extracted. The Company’s management believes its lack of control over the timing and extent of the extraction of undeveloped reserves makes estimating these reserves inapplicable and immaterial to its business and operations.

Oil and Natural Gas Production Prices and Production Costs

Production and Price History

The following table sets forth information regarding production of oil and natural gas and certain price and cost information for each of the periods indicated:

	Six Months Ended	Year Ended December 31,
	June 30, 2022	2021	2020
Production Data:
Oil (Bbl)	269,804	203,532	122,538
Natural Gas (Mcf)	926,706	452,293	245,076
Total (Boe)(6:1) 1	424,255	278,914	163,384
Average daily production (Boe/d)(6:1)	2,325	764	448
Average Realized Prices:
Oil (Bbl)	$98.88	$66.35	$45.87
Natural Gas (Mcf)	$4.68	$2.48	$0.68
Average Unit Cost per Boe (6:1):
Production and ad valorem taxes	$5.55	$4.02	$3.22

(1) "Btu-equivalent" production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of "oil equivalent," which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

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Productive Wells

Productive wells consist of producing wells, wells capable of production, and exploratory, development, or extension wells that are not dry wells. As of June 30, 2022, we owned mineral or royalty interests in 2,126 productive wells, all of which are primarily oil wells which produce natural gas and natural gas liquids as well.

Drilling Results

As of December 31, 2021, the operators of our properties had drilled 1,687 gross productive development wells on the acreage underlying our mineral and royalty interests. As of June 30, 2022, the operators of our properties had drilled 2,126 gross productive development wells on the acreage underlying our mineral and royalty interests. As a holder of mineral and royalty interests, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory. We are not aware of any dry holes drilled on the acreage underlying our mineral and royalty interests during the relevant periods.

Acreage

Mineral and Royalty Interests

The following table sets forth information relating to the acreage underlying our mineral interests as of June 30, 2022:

	Minera Interests (1)
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	1,212,877	100,403	1,313,280
DJ Basin/Rockies/Niobrara/PRB	199,957	18,923	218,880
Permian Basin	107,489	6,431	113,920
Total	1,520,323	125,757	1,646,080

Current Indebtedness

We entered into a Credit Agreement on October 28, 2021 (the “Credit Agreement”) with Cortland Credit Lending Corporation (“Cortland”) which provides for a term loan and revolving line of credit. The Term Loan provided for in the Credit Agreement includes a commitment of $5,000,000 (the “Cortland Term Loan”) which matures on October 28, 2022, subject to two one-year extensions at the discretion of Cortland, and bears interest at a rate of the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. The line of credit provided for in the Credit Agreement permits borrowings up to the lesser of (a) $23,000,000 and (b) a formula based on the value of the collateral securing the debt (the “Cortland LOC”). As of the date of the offering circular, we are permitted to borrow up to $23,000,000 under the Cortland LOC and have $23,000,000 outstanding. The Cortland Term Loan and Cortland LOC are secured by all of the property and assets owned by the Company. The Cortland Term Loan may only be used to re-finance our prior loan arrangements, and the Company utilized the full $5,000,000, in addition to amounts borrowed under the Cortland LOC, to pay off all of the Company’s previous debt outstanding prior to its entry into the Credit Agreement. The Bonds are subordinated in the right of payment to the Cortland Term Loan and Cortland LOC. The Credit Agreement contains provisions, representations, warranties, covenants and indemnities that are customary and standard for secured debt. The foregoing description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement filed as an exhibit to the Offering Statement, of which the offering circular is a part.

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We have sold unsecured notes in offerings exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506(c) of Regulation D promulgated thereunder (the “Unsecured Notes”) and Regulation A+. As of June 30, 2022, we have sold an aggregate principal amount of approximately $23,076,504 of the Unsecured Notes. The Unsecured Notes have maturities ranging from March 2022 to June 2027 and interest rates ranging from 7.5% to 15.0%.

Market Opportunity

We focus on specific subsets of mineral assets in the United States. From a market perspective, we focus on high attractive and defined basins, currently serviced by top tier operators, with assets that we believe will generate high near-term cash flow. All the assets which we seek to acquire are purchased at attractive price points and have a liquidity profile that is desirable in the secondary market. The assets we seek to acquire have near term payback and long-term residual cash flow upside.

Business Strategy

We have a developed a process for the identification, acquisition and monetization of our assets. Below is a general illustration of our process:

1.

Our proprietary software provides market intelligence to identify and rank potential assets. We believe this is our core competitive advantage because we are able to identify and unlock value with our proprietary technology that may otherwise be missed.

2.	We make contact with the owner of the asset and begin the conversation on how we can help unlock value of the property for the owner.
3.	We provide the potential seller with a packet detailing the Company, industry data, property valuation and an all-cash offer based on the valuation.
4.	Our sales team engages the potential seller to discuss the terms of the sale and the value of the property.
5.	We handle the closing of the property and the property is migrated to our portfolio.
6.

We utilize our land rights to immediately extract natural resources from the property using our trusted third-party operator network. Our proprietary technology, which originally identified the potential natural resource capability of the land, allows us to immediately create cash flow from the property through the extraction of the natural resource using the operator.

7.

We collect a portion of the revenue generated from the natural resources extracted and sold by the third-party operator. Our share of the revenue depends on the type of asset, either mineral rights or non-operated working interests, and our contract with the third-party operator.

8.

We continue to operate the property to extract the minerals through third-party operators until we decide to sell the property rights typically for many multiples than our original purchase price. Separate from the ordinary royalty income assets, we maintain a structural discipline to participate in non-operated working interests, in part for their tax benefits. Due to favorable IRS treatment, marrying this asset class to our pure royalty income creates an augmented “write off” strategy whereby the balanced portfolio effectively creates little to no annual taxable income. The Company is data driven. The Company’s software platform applies managements criteria to catalogs of data points to automate 95% of business functions while also allowing for robust reporting. The goal is to give the sales and marketing team the best information, quickly, to execute on managements acquisition strategy targeting high value assets. The system allows for adjusted focus based on size and region very efficiently as the Company grows and scales into new markets and price-points using the same fundamental underlying guidelines. Functionally, these transactions are very similar to traditional real estate transactions with respect to the mechanics. A seller agrees to sell to us, a purchase and sale agreement is executed, earnest money is conveyed, manual diligence and title review is conducted as an audit function prior to closing. Upon closing the funds are conveyed to the seller and the title is recorded in the respective jurisdiction by us. At this point, the operator is directed to convey all future payments to us at the defined rate. In most cases, our interaction with the operator is more administrative and clerical in nature unless it is a working interest or an alternative scenario. Assets can produce for upwards of 20 years however there is a considerable regression/depletion curve that commences over the life of the asset. As such, we tend to focus on wells that have recently began producing, or are likely to have new production in the near term. we focus on a closed loop process from discovery to acquisition to long term balance sheet ownership. The recurring nature of these cash flows allows for considerable scale without material increases in fixed overhead.

Item 2. Other Information.

None.

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PHOENIX CAPITAL GROUP HOLDINGS, LLC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEUDULES

As of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and

June 30, 2021

UNAUDITED FINANCIAL STATEMENTS

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PHOENIX CAPITAL GROUP HOLDINGS, LLC.

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PHOENIX CAPITAL GROUP HOLDINGS, LLC

BALANCE SHEETS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash	$1,976,582	$370,260
Other receivables	6,681,207	1,281,758
Total Current Assets	8,657,789	1,652,018

Oil and gas properties, at cost, using the successful method of accounting:
Proved properties	89,484,368	48,423,233
Unproven properties	458,386	858,502
Total Property and Equipment	89,942,754	49,281,735
Accumulated depletion	(16,221,420)	(8,592,334)
Net Property and Equipment	73,721,334	40,689,401

Other Assets:
Financial derivatives (net)	378,538	172,677
Other receivables and assets	414,237	82,339
Total Other Assets	792,775	255,016
Total Assets	$83,171,898	$42,596,435

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$9,446,444	$3,344,128
Accrued expenses	102,091	111,209
Line of credit	23,000,000	21,850,000
Current portion of notes payable	16,716,765	6,006,987
Current portion of deferred closings	4,262,054	2,171,545
Total Current Liabilities	53,527,354	33,483,869

Noncurrent Liabilities:
Notes payable	19,421,986	5,364,221
Deferred closings	4,486,790	799,395
Asset retirement obligation	40,465	40,465
Total Noncurrent Liabilities	23,949,241	6,204,081
Total Liabilities	77,476,595	39,687,950

Members' Equity	5,695,303	2,908,485
TOTAL LIABILITIES AND MEMBERS' EQUITY	$83,171,898	$42,596,435

The accompanying notes to the financial statements are an integral part of these statements.

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PHOENIX CAPITAL GROUP HOLDINGS, LLC

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

	June 30, 2022	June 30, 2021
REVENUES
Gain on sale of assets	$-	$207,656
Mineral and royalty revenues	25,291,144	5,336,850
Total revenues	25,291,144	5,544,506

OPERATING EXPENSES
Depreciation, depletion, accretion and amortization	7,645,050	1,531,886
Selling, general, and administrative expenses	2,422,005	813,006
Severance and ad valorem taxes	3,266,398	1,100,699
Payroll and payroll expenses	1,339,073	411,008
Contractors and professional fees	842,375	238,153
Gathering, transportation and marketing	1,164,707	63,272
Total operating expenses	16,679,608	4,158,024

Gain (loss) from operations	8,611,536	1,386,482

OTHER EXPENSES
Interest expense	(3,685,404)	(306,986)
Gain (loss) on financial derivatives	(2,216,724)	-
Total other expenses	(5,902,128)	(306,986)

NET INCOME (LOSS)	$2,709,408	$1,079,496

The accompanying notes to the financial statements are an integral part of these statements.

13

PHOENIX CAPITAL GROUP HOLDINGS, LLC
STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

	June 30, 2022	June 30, 2021
Balances, December 31 (preceeding year)	$2,890,895	$3,073,039
Contributions	200,000	670,000
Distributions	(105,000)	(150,000)
Net income	2,709,408	1,079,496
Ending balances	$5,695,303	$4,672,535

The accompanying notes to the financial statements are an integral part of these statements.

14

PHOENIX CAPITAL GROUP HOLDINGS, LLC
STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

	June 30, 2022	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,709,408	$1,079,496
Adjustments to reconcile net income (loss) to net cash
flows from operating activities:
Depreciation, depletion, accretion and amortization	7,645,050	1,531,886
Asset retirement obligation	-	-
Gain on sale of assets	-	(207,656)
Changes in operating assets and liabilities:
Other current assets	(5,399,449)	(528,042)
Other assets	(1,047,791)	(111,075)
Accounts payable and accrued liabilities	6,093,198	87,801
Net cash flows from operating activities	10,000,416	1,852,410

CASH FLOWS FROM INVESTING ACTIVITES
Additions to oil and gas properties and leases	(40,174,541)	(4,216,419)
Proceeds from sale of assets	-	1,195,376
Net cash flows from investing activities	(40,174,541)	(3,021,043)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowing of bank line of credit and loans	1,150,000	2,155,480
Borrowing (repayment) of notes payable	#REF!	(1,949,718)
Borrowing of PPP loan	-	-
Member's contributions	200,000	670,000
Member's distributions	(105,000)	(150,000)
Increase in deferred closings	5,777,904	474,046
Net cash flows from financing activities	#REF!	1,199,808

Net change in cash	#REF!	31,175
Cash, beginning of year	360,260	169,982
Cash, end of year	#REF!	$201,157

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION
Noncash owner contribution of oil and gas property	$-	$-
Cash paid during the period for interest	3,685,404	306,986
	$3,685,404	$306,986

The accompanying notes to the financial statements are an integral part of these statements.

15

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 1 – Business and basis of presentation

Phoenix Capital Group Holdings, LLC (“Phoenix” or the “Company") is a Delaware LLC formed on April 23, 2019, to acquire mineral rights, royalty interests and non-operated working interests in the Permian Basin, TX, the Williston Basin, ND/MT, and the Denver-Julesburg Basin, CO.

The Company, through utilization of proprietary software developed internally coupled with years of industry experience, believes it has a significant competitive advantage in the marketplace.

Phoenix operates as a profit-share partnership. At the end of 2021, there are eleven profit-share partners, of which Lion of Judah Capital, LLC, a Delaware LLC, is the majority profit-share owner and exclusive equity contributor and owner. At the end of 2021, Lion of Judah Capital, LLC was a 59.28% profit-share owner.

Note 2 – Significant accounting policies

Basis of preparation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair representation. The Company operates in one segment: oil and natural gas exploration and production.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there may be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

Fair value of financial instruments

The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their fair value at June 30, 2022 and 2021 because of the short-term maturity of these instruments.

Asset retirement obligations

Fair values of legal obligations to retire and remove long-lived assets are recorded when the obligation is incurred. When the liability is initially recorded, the Company capitalizes this cost by increasing the carrying amount of the related property and equipment. Over time, the liability is accreted for the change in its present value and the capitalized cost in oil and natural gas properties is depleted based on units of production consistent with the related asset.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP as detailed in the Financial Accounting Standards Boards (“FASB”) Accounting Standards Codification (“ASC”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from these estimates.

16

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 2 – Significant accounting policies (continued)

Use of estimates (continued)

The accompanying financial statements are based on a number of significant estimates including quantities of oil, natural gas and natural gas liquids (“NGL”) reserves that are the basis for the calculations of depreciation, depletion, amortization (“DD&A”), and determinations of impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered.

Joint activities

Certain of exploration, development, and production activities are conducted jointly with other entities and, accordingly, the financial statements reflect only the Company’s proportionate interest in such activities.

Impairment of long-lived assets

The Company follows the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that our long-lived assets be assessed for potential impairment of their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Proved oil and natural gas properties are evaluated by field for potential impairment. An impairment on proved properties is recognized when the estimated undiscounted future net cash flows of a field are less than its carrying value. If an impairment occurs, the carrying value of the impaired field is reduced to its estimated fair value, which is generally estimated using a discounted cash flow approach.

Unproved oil and natural gas properties do not have producing properties and are valued on acquisition by management, with the assistance of an independent expert when necessary. As reserves are proved through the successful completion of exploratory wells, the cost is transferred to proved properties. The cost of the remaining unproved basis is periodically evaluated by management to assess whether the value of a property has diminished. To do this assessment, management considers, (i) estimated potential reserves and future net revenues from an independent expert, (ii) our history in exploring the area, (iii) our future drilling plans per our capital drilling program prepared by our reservoir engineers and operations management, and (iv) other factors associated with the area. Impairment is taken on the unproved property value if it is determined that the costs are not likely to be recoverable. The valuation is subjective and requires management to make estimates and assumptions which, with the passage of time, may prove to be materially different from actual results.

Accounts receivable

Receivables consist of royalty income due from operators for oil and gas sales to purchasers and receipts from the Company’s non-operating interest ownership. Those purchasers remit payment for production to the operator and the operator in turn remits payment to Phoenix for the agreed-to royalties. Receivables from third parties, for which we did not receive actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized, are estimated. Volume estimates for wells with available historical actual data are based upon, (i) the historical actual data for the months the data is available or (ii) engineering estimates for the months the historical actual data is not available. Phoenix does not recognize revenues for wells with no historical actual data because we cannot conclude that it is probable that a significant revenue reversal will not occur in future periods. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

Phoenix routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for amounts not expected to be fully recovered.  There is no allowance for doubtful accounts as of June 30, 2022 and 2021.

17

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 2 – Significant accounting policies (continued)

Concentration of significant customers

Financial instruments that potentially subject Phoenix to concentrations of credit risk consist of cash, receivable, royalty revenue, and our revolving credit facility. Royalty revenues are concentrated among operators engaged in the energy industry within the United States. Management periodically assesses the financial condition of these entities and institutions and considers any possible credit risk to be minimal.

Oil and gas properties

The Company invests primarily in mineral, royalty, and overriding royalty interests of oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All general and administrative costs unrelated to acquisitions are expensed as incurred. Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts and any gain or loss is recognized.

The depletion rate is determined by dividing the cumulative recovered barrels of oil by the estimated ultimate recovery by well and averaged amongst all wells within the pooled unit. This rate is multiplied by the original cost basis and reduced by depletion taken in prior periods. The cost basis remaining represents the percentage of the asset remaining to be recovered by the wells within the pooled unit.

For more than 95% of properties within Phoenix’s inventory, oil production represents over 85% of the value of the property and in some cases approached 100%. Therefore, for depletion purposes, Phoenix uses oil recovery for all properties as the unit of production for depletion.

Phoenix evaluates the oil and gas properties in its inventory on a yearly basis for impairment, in accordance with the FASB’s authoritative guidance, a discount rate of 10% is applied to the annual future net cash flows to determine if the carrying value of the property exceeds the present value of future cashflows. Phoenix has not impaired the value of any properties in 2022 or 2021.

Equipment and other property

Equipment and other property are stated at cost, and inventory is stated at weighted average cost which does not exceed replacement cost. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The costs of normal maintenance and repairs are charged to expense as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold or otherwise disposed of, and the related accumulated depreciation, are removed from the accounts and any gain or loss is reflected in current earnings.

18

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 2 – Significant accounting policies (continued)

Revenue from contracts with customers

The Company recognizes its revenues following the ASC Topic 606, Revenue from Contracts with Customers, ("ASC 606"). Revenue is recorded when title passes to the operator or purchaser. Royalty interest owners have no rights or obligations to explore, develop, or operate properties and do not incur any of the costs of exploration, development, and operation of the properties. Given the inherent time lag between when oil, natural gas, NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both oil production and sale price, a significant portion of the Company’s revenue may represent accrued revenue based on estimated net sales volumes.

Oil and natural gas sales

Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. As non-operators and mineral right owners, Phoenix in applicable situations have elected not to have control of the product. All of the Company’s oil, natural gas, and NGL sales are made under contracts with customers (operators). The performance obligations for the Company’s contracts with customers are satisfied at a point in time through the delivery of oil and natural gas to its customers.

Allocation of transaction price to remaining performance obligations

As the Company has determined that each unit of product generally represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has utilized the practical expedient in ASC 606, which permits the Company to allocate variable consideration to one or more but not all performance obligations in the contract if the terms of the variable payment relate specifically to the Company’s efforts to satisfy that performance obligation and allocating the variable amount to the performance obligation is consistent with the allocation objective under ASC 606. Additionally, the Company will not disclose variable consideration subject to this practical expedient.

Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable.

The three levels of the fair value measurement hierarchy are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

19

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 2 – Significant accounting policies (continued)

Advertising and marketing costs

Advertising and marketing costs for the six months ending June 30, 2022 and June 30, 2021 was $1,164,707 and $63,272, respectively. The significant increase in marketing costs in 2022 was due to increased marketing efforts related to The Company’s capital raising efforts.

Recently issued accounting standards not yet adopted

In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases, which requires all leasing arrangements to be presented in the balance sheet as liabilities along with a corresponding asset. ASU 2016-02 does not apply to leases of mineral rights to explore for or use crude oil and natural gas. The ASU will replace most existing lease guidance in U.S. GAAP when it becomes effective. In January 2018, FASB issued ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842, to provide an optional practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under Topic 840. In July 2018, FASB issued ASU 2018-11 Leases (Topic 842): Targeted Improvements, which provides for another transition method, in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption (i.e., comparative periods presented in the financial statements will continue to be in accordance with current U.S. GAAP (Topic 840, Leases)). The new standard becomes effective during the fiscal year ending December 31, 2022 and interim periods within the fiscal year ending December 31, 2023 and early adoption is permitted. Management is currently evaluating the impact that the adoption of this update will have on our financial statements and related disclosures.

The Company has reviewed other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on the Company’s results of operations, financial position and cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on current or future earnings or operations.

Income taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for incomes taxes is made in the accompanying financial statements.

Note 3 – Oil and gas properties

The Company invests in two materially different asset classes – mineral rights (including overriding royalty interest and non-participating royalty interest) and non-operated working interests using the successful efforts method of accounting for both asset classes.

Mineral rights, overriding royalty interest, and non-participating royalty interests

Most of The Company’s mineral rights holdings are in the Williston Basin, ND/MT with the vast majority proven and currently producing. Mineral rights are the first of two asset classes that the Company invests in.

20

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 3 – Oil and gas properties (continued)

Mineral rights, overriding royalty interest, and non-participating royalty interests (continued)

The following details the location of the Company’s oil and natural properties, proved, and unproved by location:

	June 30, 2022	June 30, 2021
Oil and natural gas properties, proved:
Williston Basin	$47,553,893	$5,881,964
Powder River	11,146,958	-
Denver-Julesburg	17,785,555	10,702,585
Permian Basin	12,997,962	23,540
	89,484,368	16,608,089

Oil and natural gas properties, unproved:
Williston Basin	355,523	515,019
Denver-Julesburg	74,103	137,106
Permian Basin	28,760	8,260
	458,386	660,385
	$89,942,754	$17,268,474

Non-operated working interests (leases and unleased minerals)

Non-operated working interests are the second of the two asset classes that the Company invests in. Leases represent the potential to participate in drilling projects, absorbing both the cost of the drilling project as well as the larger rate of return when the wells produce (as compared with the smaller lease rate owned by the lessee).

Proved and unproved properties

Phoenix considers a property proved when there are estimated quantities of oil, natural gas, and NGLs which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) existing at the time the estimate was made.

Phoenix considers a property unproved when there are currently no producing wells pooling the property. For over 95% of the value of the unproven properties in both periods, Phoenix has analyzed the wells within a 5-mile radius of the property to conclude the property is economically viable for oil extraction and has the potential to be drilled.

Mineral and royalty revenues

Phoenix is paid mineral and royalty revenue monthly by the various operators and working interest owners within the pooled units that Phoenix owns. Mineral and royalty revenues are subject to various expenses that are removed from Phoenix’s paystub including owner deductions, severance and ad valorem taxes, and out-of-state owner withholdings. Phoenix grosses revenue up on the top-line and includes these expenses as operating expenses on the statement of operations.

21

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 4 – Financial derivatives

All derivative financial instruments are recorded at fair value. The Company has not designated its derivative instruments as hedges for accounting purposes and, as a result, marks its derivative instruments to fair value and recognizes the cash and non-cash changes in fair value in the statements of operations under the caption “Loss of financial derivates.”

Commodity Contracts

During 2022, the Company used collars with corresponding put and call options to reduce price volatility associated with certain of its royalty income. Under the Company’s collar contracts, each collar has an established floor price and ceiling price. When the settlement price is below the floor price, the counterparty is required to make a payment to the Company and when the settlement price is above the ceiling price, the Company is required to make a payment to the counterparty. When the settlement price is between the floor and the ceiling, there is no payment required outside of the net cost of the contracts.

The Company’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on New York Mercantile Exchange West Texas Intermediate pricing (Cushing).

By using derivative instruments to economically limit exposure to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties have been determined to have an acceptable credit risk for the size of derivative position placed; therefore, the Company does not require collateral from its counterparties.

As of June 30, 2022, the Company had the following outstanding derivative contracts.

Settlement Month	Settlement Year	Type of Contract	Barrels	Index	Weighted Average Price
December	2022	Put	40,000	WTI Cushing	$ 60.00
December	2022	Call	(10,000)	WTI Cushing	$ 130.00
December	2022	Call	(15,000)	WTI Cushing	$ 150.00

Gain and Losses on Derivate Instruments

                The following table summarized the gains and losses on derivate instruments included in the statements of operations and the net cash receipts (payments) on derivates for the periods presented:

	June 30, 2022	June 30, 2021
Gain (loss) on derivate instruments	$(2,216,724)	$-
Net cash receipts (payments) on derivatives	50,280	-

The company did not have any derivatives prior to December 2021.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Derivative Instruments Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

22

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

The following table provides (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented in the Company’s consolidated balance sheets as of June 30, 2022. The net amounts are classified as current or noncurrent based on their anticipated settlement dates.

	As of June 30, 2022
	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets:
Current
Derivative instruments	$-	$427,088	$-	$427,088	$(48,550)	$378,537

Liabilities
Current
Derivative instruments	$-	$48,550	$-	$48,550	$(48,550)	$-

Note 5 – Asset retirement obligations

As part of the development of oil and natural gas properties, the Company incurs asset retirement obligations (“ARO”). ARO results from the Company’s responsibility to abandon and reclaim their net share of all working interest properties and facilities. At December 30, 2022, the net present value of the total ARO was estimated to be $40,465, with the undiscounted value being $315,467. Total ARO shown in the table below consists of amounts for future plugging and abandonment liabilities on the wellbores and facilities based on third party estimates of such costs, adjusted for inflation at a rate of 2.50% per annum. These values are discounted to present value using a rate of 7.50% per annum.

The following table summarizes the changes in the ARO for both periods:

	June 30, 2022	June 30, 2021
Asset retirement obligations at beginning of period	$40,465	$23,048
Additions	-	-
Accretions	-	-
Asset retirement obligations at end of period	$40,465	$23,048
Long-term portion	$40,465	$23,048

ARO is measured using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging costs, remediation costs, inflation rate, and well life. The inputs are calculated based on historical data as well as current estimated costs.

Note 6 – Accounts payable

The accounts payable balance consists mostly of joint interest billing (JIB) costs due for drilling projects. The majority of the drilling projects are joint ventures with Continental Resources, Occidental Petroleum, Hunt Oil Company, Impact Oil and Kraken Oil. The accounts payable balance also includes amounts due for marketing and legal costs.

23

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 7 – Line of credit

On October 28, 2021, the Company obtained a $23,000,000 open-end revolving line of credit with Cortland Credit Lending Corporation due on October 28, 2022. At the end of December 2021, the Company had advanced $21,850,000. The average outstanding balance for 2022 (from January through June) was $23,000,000 and total interest paid for the Cortland Line of Credit in 2022 was $1,212,741. Interest is payable monthly at a rate per annum equal to the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. The line of credit is collateralized by assets within the Company’s oil and gas properties.

Note 8 – Notes payable

Phoenix has an investor program issued under Regulation A of federal securities law. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Regulation A under the Securities Act provides a number of exemptions from the registration requirements, allowing some companies to offer and sell their securities without having to register the offering with the SEC. Under this program, Phoenix raised $14,309,000 of debt from hundreds of investors during the first half of 2021 with varying maturities due three years from issuance – the interest rate for the offering is 9.0% APR. Interest is paid monthly.

Additionally, Phoenix has multiple investor programs issued under Regulation D of federal securities law. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Regulation D under the Securities Act provides a number of exemptions from the registration requirements, allowing some companies to offer and sell their securities without having to register the offering with the SEC. Under these programs, Phoenix raised $8,767,505 of debt from dozens of investors with varying maturities – the interest rates for these offerings ranges from 8.0% to 11% APR. Interest is paid both monthly and quarterly, or can be compounded.

Phoenix has taken multiple MCA and term loans from various credit companies, the primary being Libertas Funding. The total due under these programs for the quarter ended June 30, 2022 is $6,816,460. The maturities are all under 12-months and the interest rates range from 25% to 40%.

As part of the October 28, 2021 package with Cortland Credit Lending Corporation, Phoenix was also granted a $5 million term loan, payable monthly. Interest is payable monthly at a rate per annum equal to the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. The term loan is collateralized by assets within the Company’s oil and gas properties. The remaining balance as of June 30, 2022 was $4,333,333.

Phoenix has several vendor agreements, the most significant with EDF Trading North America. Phoenix agreed to pay EDF for the cost of its financial derivate losses over a period of 12 months rather than take the immediate cash loss. The agreement contains no interest expense. Vendor agreements account for $1,794,779 as of June 30, 2022.

Future payments for the notes payable amounts to:

June 30, 2022	Amount
2022	$9,194,221
2023	12,313,837
2024	5,133,950
2025	3,413,333
2026	5,965,734
Total	$36,021,075

24

PHOENIX CAPITAL GROUP HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

Note 9 – Deferred closing

The Company has agreed to deferred closing arrangements (installment sales) with numerous clients with principal amount of $8,748,844 owed for the quarter ended June 30, 2022. Deferred closings have several different payment structures and interest rates ranging from 8% to 10% annually. Interest is capitalized quarterly on deferments that are not paying interest quarterly.

Note 10 – Member’s equity

Member’s equity consists of two buckets, retained earnings and owner’s investment. Owner’s investment represents contributions and distributions made by Lion of Judah Capital, LLC, the majority profit-share owner and sole equity owner.

All members of Phoenix have a profit-share interest in Phoenix’s net income. All partners are paid monthly guaranteed payments, which are a draw against each member’s future capital account. Lion of Judah Capital, LLC is credited with a 10% preferential return on its contributed capital before member’s profit-share percentages are applied to net income.

Note 11 – Company commitments

Phoenix leases office space under several operating leases. Phoenix has offices in Irvine, CA (7-year lease – expiring on April 30, 2029), Denver, CO (4-year lease – expiring on April 30, 2026) and Casper, WY (5-year lease – expiring on September 30, 2027). The on-going lease commitments are approximately $37,591 per month.

Future commitments as of June 30, 2022	Amount
2022	$211,459
2023	456,181
2024	466,052
2025	432,400
2026	353,648
2027	325,532
2028	228,664
2029	76,972
Total	$2,550,908

Note 12 – Subsequent events

Management has evaluated subsequent events through September 13, 2022, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

25

SUPPLEMENTAL SCHEDULES

26

PHOENIX CAPITAL GROUP HOLDINGS, LLC.

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS)

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

	June 30, 2022	June 30, 2021
STATEMENTS OF OPERATIONS
Net Income (Loss)	$2,709,408	$1,079,496

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	7,645,050	1,531,886
Interest expense	3,685,404	306,986

OTHER FINANCIAL DATA
EBITDA (1)	$14,039,862	$2,918,368

(1) EBITDA is a non-GAAP supplemental financial measure used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis.

EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization.

EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

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PHOENIX CAPITAL GROUP HOLDINGS, LLC.
SCHEDULES OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

FOR THE SIX MONTHS ENDING JUNE 30, 2022 AND JUNE 30 2021

	June 30, 2022	June 30, 2021
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Guaranteed payments	$1,553,190	$418,237
Office supplies, equipment, and software	313,055	146,283
Rent	124,919	72,516
Bank charges and fees	255,221	54,460
Dues and subscriptions	13,829	5,767
Shipping, freight, and delivery	22,856	16,818
Other	138,935	98,925
Total selling, general, and administrative expenses	$2,422,005	$813,006

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PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DISCLOSURES – UNAUDITED

Geographic Aera of Operations

All of the Company’s proved reserves are located within the continental United States, with the majority concentrated in Texas, North Dakota, Montana, Colorado, West Virginia and Wyoming.

Costs Incurred in Oil and Natural Gas Property Acquisitions and Development Activities

Costs incurred in oil and natural gas property acquisition and development, whether capitalized or expensed, are presented below:

	Six Months Ended	Year Ended December 31,
	June 30, 2022	2021	2020
Acquisition Costs of Properties
Proved	$23,501,822	$26,695,772	$2,953,845
Unproved	198,744	343,226	515,276
Development Costs	16,077,451	8,253,459	9,985,273
Total	$39,778,017	$35,292,457	$13,454,394

Property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Development costs include costs incurred to gain access to and prepare development well locations for drilling, to drill and equip development wells, and to provide facilities to extract, treat and gather natural gas.

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depreciation, depletion and amortization including impairments, are presented below:

	Six Months Ended	Year Ended December 31,
	June 30, 2022	2021	2020
Proved properties	$89,484,368	$48,423,233	$13,474,002
Unproved properties	458,386	858,502	515,276
Total	89,942,754	49,281,735	13,989,278
Accumulated depreciation, depletion, amortization, and impairment	$(16,221,420)	$(8,592,334)	$(2,993,286)
Oil and natural gas properties, net	$73,721,334	$40,689,401	$10,995,992

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Oil and Natural Gas Reserve Information

The following table sets forth estimated net quantities of the Company’s proved developed oil and natural gas reserves. Estimated reserves for the periods presented are based on the unweighted average of first-day-of-the-month commodity prices over the period January through December for the year in accordance with definitions and guidelines set forth by the SEC and the FASB. For estimates of oil reserves, the average WTI spot oil prices used were $88.66 per barrel as of June 30, 2022 and $79.61, and $59.88 per barrel as of December 31, 2021 and 2020, respectively. These average prices are adjusted for quality, transportation fees, and market differentials. For estimates of natural gas reserves, the average Henry Hub prices used were $4.50 per MMBTU as of June 30, 2022 and $2.87 and $1.75 per MMBTU as of December 31, 2021 and 2020, respectively. These average prices are adjusted for energy content, transportation fees, and market differentials.

The Company does not estimate the quantity or perceived cashflow of proved undeveloped reserves for financial reporting purposes. The Company does not have the ability to accurately estimate when or if undeveloped reserves under its holdings will be extracted and instead takes the conservative approach of only estimating the reserves that are either currently producing or have a clear line of sight to being extracted.

	Crude Oil (Bbl)	Natural Gas (Mcf)	Total (Boe)
Net proved reserves at December 31, 2019	28,626	53,786	37,590
Revisions of previous estimates [1]	(4,294)	(8,068)	(5,639)
Purchases of minerals in place [2]	487,136	984,399	651,203
Production	(122,538)	(245,076)	(163,384)
Net proved reserves at December 31, 2020	388,930	785,041	519,770
Revisions of previous estimates [1]	33,059	66,728	44,180
Purchases of minerals in place [2]	1,886,701	3,573,449	2,482,276
Production	(203,532)	(452,293)	(278,914)
Net proved reserves at December 31, 2021	2,105,158	3,972,925	2,767,312
Revisions of previous estimates [1]	257,335	485,650	338,276
Purchases of minerals in place [2]	1,269,520	5,108,260	2,120,897
Production	(269,804)	(926,706)	(424,255)
Net proved reserves at June 30, 2022	3,362,209	8,640,129	4,802,231

1 Revisions of previous estiamtes include technical revisions due to changes in commodity prices, historical and projected performance and other factors.

2 Includes the acquisition of mineral and royalty reserves primarily in the Williston, DJ, Powder River and Permian Basins

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Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on the 12-month unweighted average of first-day-of-the-month commodity prices for the periods presented. All prices are adjusted by field for quality, transportation fees, energy content and regional price differentials. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions.

	Six Months Ended	Year Ended December 31,
	June 30, 2022	2021	2020
Future cash inflows	$285,044,990	$166,430,539	$25,034,197
Future production costs	(31,580,563)	(30,482,959)	(2,722,509)
Future net cash flows	253,464,427	135,947,580	22,311,688
Less 10% annual discount to reflect timing of cash flows	(75,046,543)	(39,311,937)	(8,082,681)
Standard measure of discounted future net cash flows	$178,417,884	$96,635,643	$14,229,007

            The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a significant amount of estimations and assumptions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from historical prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Phoenix Capital Group Holdings, LLC*

(2)(b)	Limited Liability Company Operating Agreement of Phoenix Capital Group Holdings, LLC, dated as of April 23, 2019, as amended*

(3)(a)	Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January 12, 2022***

(3)(b)	Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February 1, 2022****

(3)(c)	Second Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July 18, 2022*****

(3)(d)	Form of Bond****

(4)	Subscription Agreement**

(6)(a)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Kris Woods, dated as of August 1, 2019**

(6)(b)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Lindsey Wilson, dated as of April 23, 2019**

(6)(c)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Curtis Allen, dated as of February 1, 2020**

(6)(d)	Credit Agreement, dated as of October 28, 2021, by and among Cortland Credit Lending Corporation, Phoenix Capital Group Holdings, LLC and the Guarantors**

(11)(a)	Consent of Cherry Bekaert LLP**

(11)(b)	Consent of Kaplan, Voekler, Cunningham & Frank, PLC**

_____________

*              Previously filed as an exhibit to the Company’s Form DOS filed on September 16, 2021

**           Previously filed as an exhibit to the Company’s Form 1-A filed on November 19, 2021

***         Previously filed as an exhibit to the Company’s Form 1-U filed on January 12, 2022

****       Previously filed as an exhibit to the Company’s Form 1-U filed on February 8, 2022

*****    Previously filed as an exhibit to the Company’s Form 1-U filed on July 21, 2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager

Date:	July 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager & Chief Operating Officer

Date:	July 27, 2022

By:	/s/ Curtis Allen
Name:	Curtis Allen
Its:	Chief Financial Officer

Date:	July 27, 2022

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